FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF FEBRUARY 2009
QUEBECOR MEDIA INC.
(Name of Registrant)
612 St-Jacques Street, Montreal, Canada, H3C 4M8
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑           Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐                  No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

SIGNATURE

QUEBECOR MEDIA INC.
Filed in this Form 6-K
Documents index
1.	Press release dated February 25, 2009;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended December 31, 2008; and

3.	Supplementary Disclosure of Quebecor Media Inc. for the Quarter / 12-Month Period ended December 31, 2008.

February 25, 2009
For immediate release
Quebecor Inc. Reports Consolidated Results for 2008
Montréal, Québec — Quebecor Inc. today reported its consolidated financial results for the 2008 financial year and the fourth quarter of 2008. Quebecor consolidates the financial results of its Quebecor Media Inc. subsidiary, in which it holds a 54.7% interest.
2008 Highlights
➢	Quebecor reports revenues of $3.73 billion, an increase of $364.2 million (10.8%) from 2007.

➢	Operating income[1]: up $171.7 million (18.1%) to $1.12 billion.

➢	Net income: $187.3 million ($2.91 per basic share) in 2008, compared with a net loss of $969.2 million ($15.07 per basic share) in 2007.

➢	Adjusted income from continuing operating activities[2]: up $45.1 million (33.7%) to $178.8 million ($2.78 per basic share) in 2008.

➢	Cable segment: operating income up $154.5 million (24.0%). Customer growth in 2008: +215,600 for cable telephone service, +130,800 for cable Internet access, +77,500 for cable television service (including 159,100 customer increase for illico Digital TV), +18,300 activated phones for wireless telephone service.

➢	Quebecor Media confirmed in 2008 its intention to invest between $800.0 million and $1 billion in its new Advanced Wireless Services (AWS) network over the next four years, including $554.6 million already disbursed in 2008 for the purpose of acquiring 17 operating licences.

➢	$671.2 million non-cash charge of impairment of goodwill and mastheads, primarily in the Newspapers segment, due to industry challenges and the difficult economic environment. Restructuring initiatives totalling $54.6 million announced in order to adapt to market conditions and reduce staff.
“Quebecor succeeded in growing its revenues and operating income in 2008,” noted Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “The progress was spearheaded by the strong results of its Cable segment, which continued logging solid subscriber growth for all its services. Indeed, in the fourth quarter of 2008, the segment registered the largest quarterly customer increase for illico Digital TV since the service was introduced in 1999. At the same time, the Newspapers segment is being impacted by the dramatic industry-wide changes of the past several years and the troubled financial and economic environment, which together are negatively affecting its advertising revenues. As a result, a 10% staff reduction was announced in the Newspapers segment in December 2008. As well, a significant non-cash charge for impairment of goodwill and intangible assets was recorded in income.

[1]	See “Operating income” under “Definitions”.

[2]	See “Adjusted income from continuing operations” under “Definitions”.

“Quebecor remains a highly diversified communications and media company that is responsive to customer needs and committed to its business development and growth strategy. We remain confident that Quebecor Media’s decision in 2008 to invest in an Advanced Wireless Services network will pay off in the medium term and the long term. This strategy will enable the company to deliver its exclusive original content on new platforms and will position Quebecor Media as a still more integrated business equipped to offer consumers a full line of high-calibre services at competitive prices, and to offer its business partners new possibilities.
“As a highly integrated media group, we see not only major challenges in the digital era but also, and most importantly, exciting business opportunities. Our strategy is not to simply adapt to the new economy but to proactively and creatively exploit its full potential. I believe the future belongs to consumer-driven businesses that give consumers exactly what they want in terms of information and entertainment, when they want and on the platform they want. This is precisely the vision we are embracing in all our lines of business, for this is the road to profitability in the future.”
Table 1
Quebecor Inc. financial highlights — 2004-2008
(in millions of Canadian dollars, except per share data)

	2008	2007	2006	2005	2004

Revenues	$3,730.1	$3,365.9	$2,998.6	$2,695.4	$2,456.8
Operating income(a)	1,121.0	949.3	788.5	732.9	697.7
Net income (loss)	187.3	(969.2)	(93.9)	69.7	112.2
Adjusted income from continuing operations(b)(c)	178.8	133.7	97.7	55.3	44.7
Per basic share:
Net income (loss)	2.91	(15.07)	(1.46)	1.08	1.74
Adjusted income from continuing operations(b)c)	2.78	2.08	1.52	0.86	0.69

(a)	See “Operating income” under “Definitions”.

(b)	See “Quebecor Inc. — Discontinued operations”.

(c)	See “Adjusted income from continuing operations” under “Definitions”.
Analysis of 2008 results
➢	Quebecor’s consolidated revenues from continuing operations increased $364.2 million (10.8%) to $3.73 billion. Revenues rose mainly in the following segments:
•	Cable (by $251.6 million or 16.2% of segment revenues), reflecting customer growth for all services;

•	Newspapers ($107.5 million or 10.0%), due primarily to the impact of the acquisition of Osprey Media Income Fund (Osprey Media) in August 2007;

•	Broadcasting ($21.2 million or 5.1%).
➢	Quebecor’s operating income from continuing operations grew $171.7 million (18.1%) to $1.12 billion, mainly because of an increase in the Cable segment ($154.5 million or 24.0% of segment operating income) resulting primarily from customer growth.

➢	Quebecor’s net income was $187.3 million ($2.91 per basic share) in 2008, compared with a net loss of $969.2 million ($15.07 per basic share) in 2007. The favourable variance of $1.16 billion ($17.98 per basic share) was mainly due to:
•	$1.63 billion favourable variance in operating results of discontinued operations[3];

•	$171.7 million increase in operating income.
Partially offset by:
•	recognition in the fourth quarter of 2008 of a non-cash impairment charge totalling $671.2 million, including $631.0 million without any tax consequences, for goodwill and intangible assets, primarily in the Newspapers segment ($361.1 million net of income tax and non-controlling interest);

•	$119.2 million decrease in the gain on valuation and translation of financial instruments;

•	$48.4 million increase in income tax expense;

•	$45.8 million increase in financial expenses due to higher average indebtedness;

•	$43.4 million increase in the charge for restructuring of operating activities, impairment of assets and other special items, primarily in the Newspapers segment.
➢	Adjusted income from continuing operating activities: $178.8 million in 2008 ($2.78 per basic share), compared with $133.7 million ($2.08 per basic share) in 2007, an increase of $45.1 million ($0.70 per basic share), or 33.7%.
Analysis of fourth quarter 2008 operating results
➢	Quebecor’s consolidated revenues from continuing operations rose $37.7 million (3.9%) to $1.00 billion. Revenues increased mainly in the Cable segment (by $46.2 million or 10.8% of segment revenues), reflecting customer growth for all services.

➢	Quebecor’s operating income from continuing operations grew $32.0 million (11.5%) to $310.1 million. The largest increase was in the Cable segment ($42.4 million or 24.1% of segment operating income) resulting primarily from customer growth.

➢	Net loss of $343.7 million ($5.34 per basic share) in the fourth quarter of 2008, compared with a net loss of $962.6 million ($14.96 per basic share) in the fourth quarter of 2007. The favourable variance of $618.9 million ($9.62 per basic share) was due primarily to:
•	favourable impact on the comparative numbers for 2008 of the $1.10 billion loss related to discontinued operations recognized in the fourth quarter of 2007;

•	$32.0 million increase in operating income.
Partially offset by:
•	recognition of a non-cash impairment charge totalling $671.2 million, including $631.0 million without any tax consequences, for goodwill and intangible assets ($361.1 million net of income tax and non-controlling interest);

•	$122.2 million unfavourable variance in gain on valuation and translation of financial instruments;

•	$53.8 million unfavourable variance in the charge for restructuring of operations, impairment of assets and other special items.

[3]	See “Quebecor Inc. – Discontinued operations.”

➢	Adjusted income from continuing operations: $60.7 million in the fourth quarter of 2008 ($0.95 per basic share), compared with $37.5 million ($0.58 per basic share) in the fourth quarter of 2007, an increase of $23.2 million ($0.37 per basic share) or 61.9%.
Dividend
On February 24, 2009, the Board of Directors of Quebecor Inc. declared a quarterly dividend of $0.05 per share on Class A Multiple Voting Shares and Class B Subordinate Voting Shares, payable on April 7, 2009 to shareholders of record at the close of business on March 13, 2009. This dividend is designated to be an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.
Quebecor Inc. — Discontinued operations
On January 21, 2008, Quebecor World Inc. and its U.S. subsidiaries were granted creditor protection under the Companies’ Creditors Arrangement Act in Canada. On the same date, its U.S. subsidiaries also filed a petition under Chapter 11 of the United States Bankruptcy Code. Since that date, in accordance with generally accepted accounting principles, Quebecor’s investment in Quebecor World has no longer been consolidated, Quebecor’s investment in Quebecor World has been valued at zero, and Quebecor World’s activities are considered discontinued operations for the purposes of Quebecor’s consolidated financial statements.
Quebecor World’s operating results have been restated and are reported in the financial statements under the item “Income (loss) from discontinued operations,” and the cash flows provided by these operations have been restated and are reported in the financial statements under the item “Cash flows (used in) provided by discontinued operations.”
The results of discontinued operations include the $17.7 million net loss (net of non-controlling interest) recognized by Quebecor World for the period of January 1 to 21, 2008, compared with a net loss of $1.24 billion (net of non-controlling interest) reported in 2007.
At January 21, 2008, the Company’s consolidated balance sheet included a net assets deficiency of $761.3 million, representing the excess of liabilities and non-controlling interest related to Quebecor World over Quebecor World’s assets. At January 21, 2008, the Company also had net losses accumulated in other comprehensive income in the amount of $326.5 million, net of income tax, consisting primarily of accumulated currency translation losses in connection with the net investment in Quebecor World. The results of discontinued operations for the first quarter of 2008 also include a net gain of $399.7 million in respect of the difference between the reversal of the net assets deficiency and the reclassification in the results of the net losses accumulated in other comprehensive income as of the deconsolidation date, January 21, 2008, net of the $35.1 million decrease in future income tax assets related to the investment in Quebecor World.
These procedures will have no material impact on the operations of Quebecor Media.

Detailed financial information
For a detailed analysis of Quebecor Inc.’s results for the fourth quarter and financial year 2008, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/InvestorCenter/QIQuarterlyReports.aspx or from the SEDAR filing service at http://www.sedar.com.
Conference call for investors and webcast
Quebecor Inc. will hold a conference call to discuss the results of Quebecor and Quebecor Media for the fourth quarter and financial year 2008 on February 25, 2009, at 9 a.m. EST. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code 89833#. A tape recording of the call will be available from February 25 through March 26, 2009, by dialling 1 877 293-8133, access code 726975#. The conference call will also be broadcast live on the Quebecor website at www.quebecor.com/InvestorCenter/ QIConferenceCall.aspx. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.
Forward-looking statements
The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions which could cause Quebecor Inc.’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), insurance risk, risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, risks associated with commodities and energy prices (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor Inc.’s public filings available at www.sedar.com and www.quebecor.com including, in particular, the “Risks and Uncertainties” section in Quebecor Inc.’s Management Discussion and Analysis for the year ended December 31, 2008.
The forward-looking statements in this press release reflect Quebecor Inc.’s expectations as of February 25, 2008, and are subject to change after that date. Quebecor Inc. expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

The Company
Quebecor Inc. (TSX: QBR.A, QBR.B) is a holding company with a 54.7% interest in Quebecor Media Inc, one of Canada’s largest media groups. Quebecor Media owns operating companies in numerous media related businesses: Videotron Ltd., an integrated communications company engaged in cable television, interactive multimedia development, Internet access services, cable telephony and wireless telephone service; Sun Media Corporation, the largest publisher of newspapers in Canada; Canoe Inc., operator of a network of English- and French-language Internet properties in Canada; TVA Group Inc., operator of the largest French-language over-the-air television network in Québec, a number of specialty channels, and the English-language over-the-air station Sun TV; Nurun Inc., a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia; magazine publisher TVA Publishing Inc.; book publishers and distributors Sogides Group Inc. and CEC Publishing Inc.; Archambault Group Inc. and TVA Films, companies engaged in the production, distribution and retailing of cultural products; Le SuperClub Vidéotron ltée, a DVD and console game rental and retail chain; and Quebecor MediaPages, publisher of print and online directories.
Information:

Louis Morin	Isabelle Dessureault
Vice President and Chief Financial Officer	Vice President, Public Affairs
514 380-1912	514 380-7501

SEGMENTED ANALYSIS
Quebecor Media Inc.
Table 2
Revenues and operating income — 2004-2008
(in millions of Canadian dollars)

	2008	2007	2006	2005	2004

Revenues	$3,730.1	$3,365.9	$2,998.6	$2,695.4	$2,456.8
Operating income	1,119.5	963.9	799.6	732.1	697.2

Cable segment
2008 financial year
Revenues: $1.80 billion in 2008, an increase of $251.6 million (16.2%).
•	Combined revenues from all cable television services increased $74.1 million (10.1%) to $809.9 million due primarily to customer base growth, migration from analog to digital service, increased video on demand orders, the success of high definition (HD) packages, and increases in some rates.

•	Revenues from Internet access services increased $77.2 million (18.3%) to $499.6 million. The improvement was due to customer growth, as well as customer migration to higher-speed services.

•	Revenues from cable telephone service increased $90.6 million (46.3%) to $286.1 million, almost entirely due to customer growth. The increase would have been greater had there not been a decrease in average long-distance revenues.

•	Revenues from wireless telephone service increased $13.9 million (78.5%) to $31.6 million, mainly due to customer growth.

•	Revenues of Le SuperClub Vidéotron ltée decreased $2.9 million (-4.9%) to $57.0 million. The decrease was mainly due to the sale of StarStruck stores in Ontario and the franchising or closing of some locations, partially offset by an increase in revenues from rentals and retail sales on a comparable basis, as well as by increased royalty revenues.
Monthly average monthly revenue per user (ARPU): $81.17 in 2008, compared with $71.52 in 2007, an increase of $9.65 (13.5%).
Customer statistics – Net customer growth in 2008:
•	cable telephone service: +215,600 (+238,600 in 2007);

•	cable Internet access: +130,800 (+141,000 in 2007);

•	all cable television services combined (i.e., net increase for analog service and illico Digital TV): +77,500 (+65,700 in 2007), including 159,100 more customers for illico Digital TV (+144,600 in 2007);

•	wireless telephone service: +18,300 activated phones (+33,300 in 2007).

Table 3
Cable segment year-end customer numbers, 2004-2008
(in thousands of customers)

	2008	2007	2006	2005	2004

Cable television:
Analog	788.3	869.9	948.8	1,031.5	1,118.9
Digital	927.3	768.2	623.6	474.6	333.7

Total cable television	1,715.6	1,638.1	1,572.4	1,506.1	1,452.6
Cable Internet	1,063.8	933.0	792.0	638.0	502.6
Cable telephone	852.0	636.4	397.8	163.0	—
Wireless telephone (in thousands of phones)	63.4	45.1	11.8	—	—

Operating income: $797.2 million, an increase of $154.5 million (24.0%).
•	The increase was due primarily to:
o	customer growth for all services;

o	increases in some rates, mainly for cable television and cable Internet service;

o	$40.6 million favourable variance in expenses related to Quebecor Media’s stock option plan that are charged to its operating segments as a direct charge, to reflect participation by segment managers in the plan, and management fees.
Partially offset by:
o	an unfavourable variance of $29.0 million related to the recognition in 2008 of a provision for CRTC Part II licence fees following the decision by the Federal Court of Appeal on April 29, 2008 overturning the Federal Court ruling on the matter. The Federal Court judgement had been favourable to Quebecor Media and had led to the reversal of current CRTC Part II licence fee accruals in the third quarter of 2007.
•	Excluding the favourable variation in the stock option expense, and if the figures for prior periods were restated to reflect the CRTC Part II licence fee adjustment, operating income would have increased by 21.3% in 2008, compared with 26.0% in 2007.
Fourth quarter 2008
Revenues: $473.5 million, an increase of $46.2 million (10.8%) compared with the fourth quarter of 2007.
•	Total revenues from cable television services increased $17.1 million (9.0%) to $208.1 million.

•	Revenues from Internet access services increased $17.5 million (15.3%) to $132.2 million.

•	Revenues from cable telephone service increased $19.2 million (32.4%) to $78.5 million.

•	Revenues from the wireless telephone service increased $2.5 million (41.0%) to $8.6 million.

•	Revenues of Le SuperClub Vidéotron decreased $3.8 million (-19.1%) to $16.1 million.
Monthly ARPU: $83.62 in fourth quarter 2008, compared with $75.97 in the same period of 2007, an increase of $7.65 (10.1%).

Customer statistics — Net customer growth in fourth quarter 2008:
•	cable telephone service: +54,100 (+62,600 in 2007);

•	cable Internet access: +32,400 (+34,100 in 2007);

•	all cable television services combined (i.e., net increase for analog service and illico Digital TV): +24,100 (+21,800 in 2007), including 50,600 more customers for illico Digital TV, the largest quarterly increase since the service was introduced in 1999 (+47,900 in 2007);

•	wireless telephone service: +4,800 activated phones (+6,400 in 2007).
Operating income: $218.1 million in the fourth quarter of 2008, an increase of $42.4 million (24.1%).
•	The increase was due primarily to:
o	customer growth for all services;

o	higher volume of orders on illico on Demand;

o	$14.6 million favourable variance in expenses related to Quebecor Media’s stock option plan.
Partially offset by:
o	an unfavourable variance related to $3.2 million in CRTC Part II licence fee accruals recognized in the fourth quarter of 2008, compared with nil in the same quarter of 2007.
•	Excluding the favourable variation in the stock option expense, and if the figures for prior periods were restated to reflect the Part II licence fee adjustment, operating income would have increased by 16.7% in 2008, compared with 22.7% in 2007.
Newspapers segment
2008 financial year
Revenues: $1.18 billion, an increase of $107.5 million (10.0%).
•	The increase mainly reflects a favourable variance related to the acquisition of Osprey Media ($120.2 million), which closed in August 2007.

•	Excluding the impact of that acquisition, total revenues decreased by $12.7 million (-1.3%); advertising revenues decreased 3.1%, circulation revenues decreased 3.0%, and combined revenues from commercial printing and other sources increased 28.9%. The Newspapers segment has been going through a period of dramatic transformation for several years due to industry-wide changes, combined with the impact of the difficult economic environment on its advertising revenues.

•	The revenues of the urban dailies decreased 2.9%; excluding the acquisition of Osprey Media, the revenues of the community newspapers decreased 0.4%.

•	At the urban dailies, revenues of the free dailies increased 12.6% due to strong results posted by the Vancouver, Montréal, Calgary and Edmonton dailies.

•	15.1% increase in revenues at general-interest portals, due mainly to website creation and maintenance, including the sites of affiliated companies, and 8.5% increase in revenues at special-interest portals, primarily attributable to revenue growth at the autonet.ca site resulting mainly from the acquisition of ASL Ltd.

Operating income: $227.1 million, a decrease of $5.7 million (-2.4%).
•	Osprey Media generated operating income of $45.6 million in 2008, compared with $25.3 million in August through December 2007, for an increase of $20.3 million compared with 2007.

•	Excluding the impact of Osprey Media, operating income decreased $26.1 million (-12.6%) in the Newspapers segment.

•	The decrease was due primarily to:
o	impact of the decrease in advertising and circulation revenues, on a comparable basis;

o	wage indexing and certain unusual payroll expenses, including charges related to the transition plan for printing facilities in Ontario and Québec;

o	expenditures related to the start-up of Quebecor MediaPages;

o	cost of introducing a new business development strategy for portals.
Partially offset by:
o	$14.7 million favourable impact related to the Quebecor Media stock option plan expense;

o	$3.1 million decrease in newsprint costs.
Fourth quarter 2008
Revenues: $302.0 million, a decrease of $17.6 (-5.5%).
•	Advertising revenues decreased 8.2%, circulation revenues increased 2.9%, commercial printing and other revenues combined increased 10.7%.

•	The revenues of the urban dailies and the community newspapers decreased by 5.2% and 4.3% respectively in the fourth quarter of 2008.

•	19.1% increase in revenues at the general-interest portals, due mainly to website creation and maintenance, and 6.8% increase at the special-interest portals, primarily attributable to revenue growth at the autonet.ca site resulting mainly from the acquisition of ASL .
Operating income: $54.8 million, a decrease of $24.6 million (-31.0%).
•	The decrease was due primarily to:
o	impact of the decrease in revenues, on a comparable basis;

o	wage indexing;

o	expenditures related to the start-up of Quebecor MediaPages;

o	increase in operating expenses at the portals, including advertising expenses and investment in new products.
Partially offset by:
o	$4.3 million favourable variance related to the stock option expense.

Broadcasting segment
2008 financial year
Revenues: $436.7 million, an increase of $21.2 million (5.1%).
•	Revenues from broadcasting operations increased $21.8 million, mainly because of:
o	higher advertising, video on demand and other revenues at the TVA Network;

o	higher advertising and subscription revenues at the specialty channels;

o	higher revenues from the Internet, commercial production and Canal Indigo (100% of the revenues of Canal Indigo have been included since the buyout on August 31, 2008 of the interest TVA Group did not already hold).
•	Revenues from distribution operations decreased by $0.6 million.

•	Publishing revenues decreased $1.3 million, primarily as a result of decreases in advertising and newsstand revenues, partially offset by an increase in custom publishing operations.
Operating income: $66.3 million, an increase of $6.9 million (11.6%); excluding the unfavourable impact of provisions for CRTC Part II licence fees, the increase was $15.3 million.
•	Operating income from broadcasting operations increased $5.5 million, mainly because of:
o	impact of revenue growth at the TVA Network and the specialty channels;

o	decrease in selling and administrative expenses at the TVA Network;

o	$2.4 million favourable variance related to stock option expense.
Partially offset by:
o	unfavourable variance of $8.4 million related to the recognition in the second quarter of 2008 of a provision for CRTC Part II licence fees following the Federal Court of Appeal decision of April 29, 2008 overturning the Federal Court decision on these fees. The Federal Court judgement had been favourable to Quebecor Media and had led to the reversal of current Part II licence fee accruals in the third quarter of 2007;

o	higher content and production costs at the TVA Network.
•	Operating income from publishing operations increased by $1.5 million, mainly as a result of the decrease in advertising, marketing, distribution and printing expenses, partially offset by the unfavourable impact of the decrease in revenues.
Fourth quarter 2008
Revenues: $126.9 million, an increase of $2.8 million (2.3%).
•	Revenues from broadcasting operations increased $3.4 million, mainly because of:
o	higher advertising and video on demand revenues at the TVA Network;

o	higher subscription revenues and advertising revenues at the specialty channels (Mystère, argent, Prise 2, LCN, mentv, Mystery and Les idées de ma maison);

o	higher revenues from the Internet and Canal Indigo.
•	Publishing revenues decreased $0.5 million, primarily as a result of the decrease in advertising revenues, partially offset by an increase in custom publishing operations.

Operating income: $22.4 million, a decrease of $0.4 million (-1.8%).
•	The favourable impact of the revenue increase and the decrease in selling and administrative expenses for broadcasting operations was more than offset by higher content costs and the unfavourable variance related to the $1.0 million provision for Part II licence fee accruals recognized in the fourth quarter of 2008.

•	Operating income from distribution operations decreased by $0.4 million, mainly because of lower revenues from television products.

•	Operating income from publishing operations increased by $0.3 million, mainly as a result of the decrease in advertising, marketing and distribution expenses, partially offset by the unfavourable impact of the decrease in revenues.
Leisure and Entertainment segment
2008 financial year
Revenues: $301.9 million, a decrease of $27.9 million (-8.5%). The Leisure and Entertainment segment is being affected by the fundamental transformation under way in the music- and book-selling industry, coupled with a difficult economic environment that is impacting its retail revenues.
•	8.8% decrease in the Book Division’s revenues, due primarily to lower distribution volume than in 2007 and decreased sales in the academic segment.

•	7.4% decrease in the revenues of Archambault Group Inc. mainly because of fewer CDs released and distributed and lower retail sales of music products. The impact of higher broadcast revenues due to the success of the Paul McCartney concert during Québec City’s 400th anniversary celebrations was outweighed by a decrease in revenues due to the transfer of video on demand operations to the Cable segment.
Operating income: $20.5 million, a decrease of $6.5 million (-24.1%) due primarily to a decrease in gross margin on retail sales and higher operating expenses at Archambault Group, combined with the impact of decreased sales at the Book Division.
Fourth quarter 2008
Revenues: $100.4 million, a decrease of $3.0 million (-2.9%).
Operating income: $11.1 million, an increase of $0.8 million (7.8%).
Interactive Technologies and Communications segment
2008 financial year
Revenues: $89.6 million, an increase of $7.6 million (9.3%).
•	The increase was mainly due to:
o	impact of increased volumes from customers in Europe, particularly France and Italy, as well as in Asia and Canada, and favourable variance in currency translation, partially offset by a decrease in volume in the United States.
Operating income: $5.1 million, an increase of $2.3 million (82.1%).
•	The increase was due mainly to:
o	impact of increased revenues in Canada, Europe and Asia;

o	increase in tax credits for e-commerce R&D;

o	favourable variance in currency translation.
Partially offset by:
o	impact of decreased volume in the United States;

o	increases in some operating expenses, including those related to labour.
Fourth quarter 2008
Revenues: $24.0 million, an increase of $3.9 million (19.4%).
Operating income: $3.0 million, compared with nil in the same period of 2007.
DEFINITIONS
Operating income
In its analysis of operating results, the Company defines operating income or loss, as reconciled to net income (loss) under Canadian GAAP, as net income (loss) before amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, loss on debt refinancing, impairment of goodwill and intangible assets, income tax, non-controlling interest and the results of discontinued operations. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Management believes that operating income is a meaningful measure of performance. The Company uses operating income in order to assess the performance of its investment in Quebecor Media. The Company’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Company’s operating segments. This measure eliminates the significant level of non-cash depreciation of tangible assets and amortization of certain intangible assets, and is unaffected by the capital structure or investment activities of the Company and its segments. Operating income is also relevant because it is a significant component of the Company’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in the Company’s segments. The Company also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company’s definition of operating income may not be the same as similarly titled measures reported by other companies. Table 4 below reconciles Quebecor’s operating income with the closest Canadian GAAP measure.

Table 4
Reconciliation of the operating income measure used in this press release to the net income (loss) measure used in the consolidated financial statements
(in millions of Canadian dollars)

	2008	2007	2006

Operating income:
Cable	$797.2	$642.7	$512.5
Newspapers	227.1	232.8	217.7
Broadcasting	66.3	59.4	42.1
Leisure and Entertainment	20.5	27.0	19.3
Interactive Technologies and Communications	5.1	2.8	7.5
Head Office	4.8	(15.4)	(10.6)

	1,121.0	949.3	788.5
Amortization	(320.0)	(291.0)	(261.5)
Financial expenses	(299.1)	(253.3)	(242.3)
Gain on valuation and translation of financial instruments	17.8	137.0	15.9

Restructuring of operations, impairment of assets and other special items	(54.6)	(11.2)	(16.7)
Loss on debt refinancing	—	(1.0)	(342.6)
Impairment of goodwill and intangible assets	(671.2)	(5.4)	(180.0)
Income tax	(139.9)	(91.5)	66.6
Non-controlling interest related to adjustments	150.0	(160.3)	77.6
Income (loss) from discontinued operations	383.3	(1241.8)	0.6

Net income (loss)	$187.3	$(969.2)	$(93.9)

Adjusted income from continuing operating activities
The Company defines adjusted income from continuing operating activities, as reconciled to net income (loss) under Canadian GAAP, as net income (loss) before gain on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, loss on debt refinancing, impairment of goodwill and the results of discontinued operations, net of income tax and non-controlling interest. Adjusted income from continuing operating activities as defined above is not a measure of results that is consistent with Canadian GAAP. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Management believes that adjusted income from continuing operating activities is a meaningful measure that provides an indication of the long-term profitability of the Company’s operating activities by eliminating the impact of unusual or one-time items. The Company’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.
Table 5 provides a reconciliation of adjusted income from continuing operating activities to the net income (loss) measure used in the consolidated financial statements.

Table 5
Reconciliation of the adjusted income from continuing operating activities measure used in this press release for the years 2008 to 2006 to the net income (loss) measure used in the consolidated financial statements
(in millions of Canadian dollars)

	2008	2007	2006

Adjusted income from continuing operating activities	$178.8	$133.7	$97.7
Gain on valuation and translation of financial instruments	17.8	137.0	15.9
Restructuring of operations, impairment of assets and other special items	(54.6)	(11.2)	(16.7)
Loss on debt refinancing	—	(1.0)	(342.6)
Impairment of goodwill and of intangible assets	(671.2)	(5.4)	(180.0)
Income tax related to adjustments[1]	3.8	14.2	137.9
Non-controlling interest related to adjustments	329.4	5.3	193.3
Income (loss) from continuing operating activities	383.3	(1241.8)	0.6

Net income (loss)	$187.3	$(969.2)	$(93.9)

[1]	Including the impact of tax rate increases applicable to adjusted tax benefits, in connection with tax planning arrangements.
Table 6
Reconciliation of the adjusted income from continuing operating activities measure used in this press release for the three-month periods ended December 31, 2008 and 2007, to net income (loss) under generally accepted accounting principles
(in millions of Canadian dollars)

		Three months ended
		December 31
	2008	2007

Adjusted income from continuing operating activities	$60.7	$37.5
Gain on valuation and translation of financial instruments	(25.8)	96.4
Restructuring of operations, impairment of assets and other special items	(50.3)	3.5
Loss on debt refinancing	—	(1.0)
Impairment of goodwill and of intangible assets	(671.2)	(5.4)
Income tax related to adjustments[1]	7.3	5.7
Non-controlling interest related to adjustments, per basic share	335.6	2.6
Income (loss) from discontinued operations	—	(1,101.8)

Net income (loss)	$(343.7)	$(962.5)

[1]	Includes the impact of tax rate increases applicable to adjusted tax benefits in connection with tax planning arrangements.
Average Monthly Revenue per User
ARPU is an industry metric that the Company uses to measure its average cable, Internet, cable telephone and wireless telephone revenues per month per customer. ARPU is not a measurement that is consistent with Canadian GAAP, and the Company’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Company calculates ARPU by dividing its combined cable television, Internet access, cable telephone and wireless telephone revenues by the average number of customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data)		Three months ended	Years ended
(unaudited)		December 31	December 31
	2008	2007	2008	2007

Revenues
Cable	$473.5	$427.3	$1,804.2	$1,552.6
Newspapers	302.0	319.6	1,181.4	1,073.9
Broadcasting	126.9	124.1	436.7	415.5
Leisure and Entertainment	100.4	103.4	301.9	329.8
Interactive Technologies and Communications	24.0	20.1	89.6	82.0
Inter-segment	(24.2)	(29.6)	(83.7)	(87.9)

	1,002.6	964.9	3,730.1	3,365.9

Cost of sales and selling and administrative expenses	692.5	686.8	2,609.1	2,416.6
Amortization	84.1	75.9	320.0	291.0
Financial expenses	72.1	73.8	299.1	253.3
Loss (gain) on valuation and translation of financial instruments	25.8	(96.4)	(17.8)	(137.0)
Restructuring of operations, impairment of assets and other special items	50.3	(3.5)	54.6	11.2
Loss on debt refinancing	—	1.0	—	1.0
Impairment of goodwill and intangible assets	671.2	5.4	671.2	5.4

(Loss) income before income taxes and non-controlling interest	(593.4)	221.9	(206.1)	524.4

Income taxes:
Current	11.5	14.0	12.7	15.2
Future	19.4	12.5	127.2	76.3

	30.9	26.5	139.9	91.5

	(624.3)	195.4	(346.0)	432.9
Non-controlling interest	280.6	(56.2)	150.0	(160.3)

(Loss) income from continuing operations	(343.7)	139.2	(196.0)	272.6
(Loss) income from discontinued operations	—	(1,101.8)	383.3	(1,241.8)

Net (loss) income	$(343.7)	$(962.6)	$187.3	$(969.2)

Earnings per share
Basic
From continuing operations	$(5.34)	$2.17	$(3.05)	$4.24
From discontinued operations	—	(17.13)	5.96	(19.31)
Net (loss) income	(5.34)	(14.96)	2.91	(15.07)
Diluted
From continuing operations	(5.34)	2.12	(3.05)	4.19
From discontinued operations	—	(17.13)	5.96	(19.31)
Net (loss) income	(5.34)	(14.99)	2.91	(15.12)

Weighted average number of shares outstanding (in millions)	64.3	64.3	64.3	64.3

Weighted average number of diluted shares (in millions)	64.3	64.3	64.4	64.3

QUEBECOR INC. AND ITS SUBSIDIARIES
SEGMENTED INFORMATION

(in millions of Canadian dollars)	Three months ended		Years ended
(unaudited)	December 31		December 31
	2008	2007	2008	2007

Income from continuing operations before amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, loss on debt refinancing, impairment of goodwill and intangible assets, income taxes and non-controlling interest

Cable	$218.1	$175.7	$797.2	$642.7
Newspapers	54.8	79.4	227.1	232.8
Broadcasting	22.4	22.8	66.3	59.4
Leisure and Entertainment	11.1	10.3	20.5	27.0
Interactive Technologies and Communications	3.0	—	5.1	2.8
Head office	0.7	(10.1)	4.8	(15.4)

	$310.1	$278.1	$1,121.0	$949.3

Amortization
Cable	$57.1	$55.6	$227.6	$219.4
Newspapers	16.9	14.1	62.1	46.3
Broadcasting	3.8	3.4	14.4	13.2
Leisure and Entertainment	3.7	1.9	9.6	7.9
Interactive Technologies and Communications	1.4	0.8	4.3	3.0
Head Office	1.2	0.1	2.0	1.2

	$84.1	$75.9	$320.0	$291.0

Additions to property, plant and equipment
Cable	$110.3	$94.3	$404.4	$330.1
Newspapers	15.4	65.2	86.8	116.0
Broadcasting	6.5	6.5	21.9	16.2
Leisure and Entertainment	3.4	1.5	9.1	2.9
Interactive Technologies and Communications	1.0	0.7	3.6	3.3
Head office	5.4	7.4	15.5	24.3

	$142.0	$175.6	$541.3	$492.8

QUEBECOR INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)	Three months ended		Years ended
(unaudited)	December 31		December 31
	2008	2007	2008	2007

Net (loss) income	$(343.7)	$(962.6)	$187.3	$(969.2)

Other comprehensive income (loss), net of income taxes and non-controlling interest:
Unrealized gain (loss) on translation of net investments in foreign operations	2.4	0.1	3.1	(1.0)
(Loss) gain on valuation of derivative financial instruments	(28.7)	16.6	(35.3)	26.3
Other comprehensive loss from discontinued operations	—	3.4	—	(124.8)
Reclassification to income of other comprehensive loss related to discontinued operations	—	1.9	326.5	3.4

	(26.3)	22.0	294.3	(96.1)

Comprehensive (loss) income	$(370.0)	$(940.6)	$481.6	$(1,065.3)

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(in millions of Canadian dollars)	Three months ended		Years ended
(unaudited)	December 31		December 31
	2008	2007	2008	2007

Balance at beginning of period, as previously reported	$912.9	$1,378.0	$412.1	$1,385.9

Cumulative effect of changes in an accounting policy	—	—	(20.6)	—

Balance at beginning of period, as revised	912.9	1,378.0	391.5	1,385.9

Net (loss) income	(343.7)	(962.6)	187.3	(969.2)

	569.2	415.4	578.8	416.7
Discontinued operations — Redemption of convertible notes	—	—	—	8.3
Dividends	(3.3)	(3.3)	(12.9)	(12.9)

Balance at end of period	$565.9	$412.1	$565.9	$412.1

QUEBECOR INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended		Years ended
(unaudited)	December 31		December 31
	2008	2007	2008	2007

Cash flows related to operations
(Loss) income from continuing operations	$(343.7)	$139.2	$(196.0)	$272.6
Adjustments for:
Amortization of property, plant and equipment	77.4	69.6	295.7	276.0
Amortization of intangible assets and deferred charges	6.7	6.3	24.3	15.0
Loss (gain) on valuation and translation of financial instruments	25.8	(96.4)	(17.8)	(137.0)
Impairment of property, plant and equipment	19.1	—	19.1	—
Impairment of goodwill and intangible assets	671.2	5.4	671.2	5.4
Loss on debt refinancing	—	1.0	—	1.0
Amortization of financing costs and long-term debt discount	2.6	1.9	9.3	4.9
Future income taxes	19.4	12.5	127.2	76.3
Non-controlling interest	(280.6)	56.2	(150.0)	160.3
Other	(0.2)	3.5	(0.3)	6.6

	197.7	199.2	782.7	681.1

Net change in non-cash balances related to operating activities	91.3	87.2	(27.5)	51.4

Cash flows provided by continuing operating activities	289.0	286.4	755.2	732.5
Cash flows (used in) provided by discontinued operations	—	(15.4)	20.5	106.7

Cash flows provided by operating activities	289.0	271.0	775.7	839.2

Cash flows related to investing activities
Additions to property, plant and equipment	(142.0)	(175.6)	(541.3)	(492.8)
Business acquisitions, net of cash and cash equivalents	—	(2.1)	(146.7)	(438.6)
Additions to intangible assets	(8.8)	—	(567.1)	—
(Increase) decrease in cash and cash equivalents in trust	(0.1)	(1.2)	(0.1)	2.8
Other	6.4	3.9	2.1	15.8

Cash flows used in continuing investing activities	(144.5)	(175.0)	(1,253.1)	(912.8)
Cash flows used in discontinued investing activities and cash and cash equivalents of Quebecor World Inc. at the date of deconsolidation	—	(84.3)	(117.7)	(230.7)

Cash flows used in investing activities	(144.5)	(259.3)	(1,370.8)	(1,143.5)

Cash flows related to financing activities
Net (decrease) increase in bank indebtedness	(28.4)	8.3	(4.6)	(6.9)
Net (repayments) borrowings under revolving bank facilities	(84.7)	(607.0)	106.2	(105.8)
Issuance of long-term debt, net of financing fees	3.1	764.0	466.7	789.3
Repayments of long-term debt and unwinding of hedging contracts	(4.4)	(286.8)	(25.7)	(306.7)
Repayments of the Additional Amount payable	—	—	—	(127.2)
Dividends	(3.3)	(3.3)	(12.9)	(12.9)
Dividends paid to non-controlling shareholders	(18.7)	(30.6)	(32.4)	(53.9)
Other	(0.1)	(0.1)	2.6	(3.2)

Cash flows (used in) provided by continuing financing activities	(136.5)	(155.5)	499.9	172.7
Cash flows provided by discontinued financing activities	—	161.0	37.3	265.1

Cash flows (used in) provided by financing activities	(136.5)	5.5	537.2	437.8

Net increase (decrease) in cash and cash equivalents	8.0	17.2	(57.9)	133.5

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(0.1)	(36.4)	1.4	(101.7)
Cash and cash equivalents at beginning of period	2.1	85.7	66.5	34.7

Cash and cash equivalents at end of period	$10.0	$66.5	$10.0	$66.5

Cash and cash equivalents consist of
Cash	$10.0	$54.8	$10.0	$54.8
Cash equivalents	—	11.7	—	11.7

	$10.0	$66.5	$10.0	$66.5

Continuing operations
Cash interest payments	$99.0	$101.3	$299.1	$270.4
Cash income tax payments (net of refunds)	4.5	1.5	24.4	(1.2)

QUEBECOR INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	December 31	December 31
	2008	2007

Assets

Current assets
Cash and cash equivalents	$10.0	$6.6
Cash and cash equivalents in trust	5.3	5.2
Accounts receivable	484.6	504.0
Income taxes	9.4	10.6
Inventories and investments in televisual products and movies	189.3	169.0
Prepaid expenses	31.5	32.9
Future income taxes	115.2	195.6
Current assets related to discontinued operations	—	1,513.3

	845.3	2,437.2

Property, plant and equipment	2,392.4	2,155.4
Future income taxes	12.3	54.1
Derivative financial instruments	317.9	0.2
Intangible assets	858.6	334.4
Other assets	115.5	146.8
Goodwill	3,516.7	4,081.3
Long term assets related to discontinued operations	—	2,564.5

	$8,058.7	$11,773.9

Liabilities and shareholders’ equity

Current liabilities
Bank indebtedness	$12.3	$16.9
Accounts payable and accrued charges	788.6	767.8
Deferred revenue	224.0	202.7
Income taxes	9.8	19.2
Current portion of long-term debt	42.3	24.7
Current liabilities related to discontinued operations	—	2,557.5

	1,077.0	3,588.8

Long-term debt	4,407.1	3,105.8
Exchangeable debentures	2.1	79.4
Derivative financial instruments	117.3	538.7
Other liabilities	114.9	130.6
Future income taxes	469.6	385.2
Non-controlling interest	985.7	1,263.7
Long term liabilities and non-controlling interest related to discontinued operations	—	2,244.8

Shareholders’ equity
Capital stock	346.6	346.6
Retained earnings	565.9	412.1
Accumulated other comprehensive loss	(27.5)	(321.8)

	885.0	436.9

	$8,058.7	$11,773.9

Supplementary Disclosure Quarter / 12-Month Period Ended December 31, 2008 For additional information, please contact Louis Morin, Vice President and Chief Financial Officer, at 514 380-1912 or Jean-Francois Pruneau, Treasurer, at 514 380-4144 Investor.relations@Quebecor.com Safe Harbor Act Statements within this presentation which are not historical facts are « forward looking » statements and « safe harbor statements » under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including but not limited to financial projections, state and federal regulations, construction activities and other risks described in the Company's public filings with the Securities Exchange Commission.

QUEBECOR MEDIA INC.

Supplementary Disclosure
December 31, 2008
Debt

(all amounts in millions of Canadian dollars)

Quebecor Media Inc.				
Revolving credit facility due in 2011 (availability: $100)			$	4.0
Export financing due in 2015				74.4
Term loan "A" due in 2011				89.8
Term loan "B" due in 2013				411.6
7 3/4% Senior Notes due in 2016				1,433.9
				2,013.7
Videotron Ltd. and its subsidiaries				
Revolving credit facility due in 2012 (availability: $575)				207.7
6 7/8% Senior Notes due in 2014				800.4
6 3/8% Senior Notes due in 2015				212.4
9 1/8% Senior Notes due in 2018				546.1
				1,766.6
Sun Media Corporation and its subsidiaries				
Revolving credit facility due in 2012 (availability: $70)				10.0
Term loan "C" due in 2012				38.5
7 5/8% Senior Notes due in 2013				245.7
				294.2
Osprey Media Publishing Inc.				
Revolving credit facility due in 2011 (availability: $65)				-
Term loan due in 2011				132.3
				132.3
TVA Group Inc. and its subsidiaries				93.8
Other				11.5
Total Quebecor Media inc.			$	**4,312.1**
Cross-Currency Derivative Instruments (FX Rate Differential)[1]				(183.2)
Cash-on-Hand				
Quebecor Media Inc.				22.5
Videotron Ltd.		-		
Sun Media Corporation		-		
Osprey Media Publishing Inc.		-		
Quebecor Media Parent	$	(4.2)		
Other (subsidiaries not 100% owned)		26.7		
			$	22.5

[1] Classified under "Derivative financial instruments" and/or "Other assets" in Quebecor Media Inc.'s financial statements. Numbers between parentheses mean assets.

/2

/2

CABLE

Supplementary Disclosure
December 31, 2008
Operating Results

	2008				2007
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
Homes Passed ('000)	2,543	2,532	2,520	2,507	2,497
Basic Subscribers ('000)	1,716	1,692	1,660	1,652	1,638
Basic Penetration	67.5%	66.8%	65.9%	65.9%	65.6%
Extended Tier Subscribers ('000)	1,484	1,451	1,416	1,402	1,383
Extended Tier Penetration	86.5%	85.8%	85.3%	84.9%	84.4%
Digital Set-Top Boxes ('000)	1,210	1,121	1,053	1,009	953
Digital Subscribers ('000)	927	877	831	803	768
Digital Penetration	54.0%	51.8%	50.1%	48.6%	46.9%
Cable Internet Subscribers ('000)	1,064	1,031	989	965	933
Cable Internet Penetration	62.0%	61.0%	59.6%	58.4%	57.0%
Cable Telephony Subscribers ('000)	852	798	743	692	636
Cable Telephony Penetration	49.7%	47.2%	44.8%	41.9%	38.8%
Wireless Lines ('000)	63	59	55	50	45

	4th Quarter			YTD		
	2008	2007	VAR	2008	2007	VAR
(in millions)						
Revenues	$473.5	$427.3	10.8%	$1,804.2	$1,552.6	16.2%
Cable Television	208.1	191.0	9.0%	809.9	735.8	10.1%
Internet	132.2	114.7	15.3%	499.6	422.4	18.3%
Telephony	78.5	59.3	32.4%	286.1	195.5	46.3%
Wireless Telephony	8.6	6.1	41.0%	31.6	17.7	78.5%
Business Solution	15.6	17.4	-10.3%	63.6	70.2	-9.4%
Other	30.5	38.8	-21.4%	113.4	111.0	2.2%
EBITDA	$218.1	$175.7	24.1%	$797.2	$642.7	24.0%
EBITDA Margin (%)	46.1%	41.1%		44.2%	41.4%	
CAPEX (NCTA Standard Reporting Categories)						
Customer Premise Equipment	$23.8	$33.5		$113.1	$122.8	
Scalable Infrastructure	47.7	25.5		121.0	76.8	
Line Extensions	7.7	10.4		41.2	27.4	
Upgrade / Rebuild	21.7	11.2		57.7	53.0	
Support Capital	8.1	14.3		68.8	47.1	
Total - NCTA Classification	$109.0	$94.9	14.9%	$401.8	$327.1	22.8%
Other	1.3	(0.6)		2.6	3.0	
Total - Additions to PP&E	$110.3	$94.3	17.0%	$404.4	$330.1	22.5%
2-Way Capability	99%	99%		99%	99%	
Cable Television ARPU	$40.73	$39.10		$40.40	$38.37	
Total ARPU	$83.62	$75.97		$81.17	$71.52	

/3

/3

NEWSPAPERS

Supplementary Disclosure
December 31, 2008
Operating Results

	4th Quarter			YTD		
	2008	2007	VAR	2008	2007	VAR
Linage ('000)						
Urban Dailies	41,321	47,010	-12.1%	166,590	176,021	-5.4%
(in millions)						
Revenues	$302.0	$319.6	-5.5%	$1,181.4	$1,073.9	10.0%
Advertising	234.4	255.3	-8.2%	915.2	850.3	7.6%
Circulation	48.1	46.7	3.0%	187.3	166.5	12.5%
Other	19.5	17.6	10.8%	78.9	57.1	38.2%
Urban Dailies	$167.1	$176.3	-5.2%	$650.5	$669.6	-2.9%
Community Newspapers	72.1	74.4	-3.1%	281.6	282.6	-0.4%
Osprey Media Publishing Inc.	56.2	59.6	-5.7%	215.6	95.5	n.m.
Other	51.8	31.3	65.6%	184.6	92.1	100.5%
Eliminations	(45.2)	(22.0)	n.m.	(150.9)	(65.9)	n.m.
EBITDA	$54.8	$79.4	-31.0%	$227.1	$232.8	-2.4%
EBITDA Margin (%)	18.1%	24.8%		19.2%	21.7%	
Change in Newsprint Expense[1]			3.3%			-8.6%

[1] Including Osprey Media Publishing Inc. in 2007 for comparative purposes.

/4

/4

QUEBECOR MEDIA INC.

Supplementary Disclosure
December 31, 2008
Shares Held in Subsidiaries

	Number of shares	Equity (%)	Voting (%)
TVA Group Inc.	12,227,631	50.9%	99.9%
Canoe Inc.	651[1]	93.2%[2]	100.0%[2]

[1] Excluding 104 shares that are held by TVA.

[2] Including Quebecor Media Inc.'s interest in the 104 shares held by TVA Group Inc.

/5

/5

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Claudine Tremblay

By:	Claudine Tremblay
Vice-President and Secretary

Date:	February 26, 2009